File No. 82-34832

starpharma

Quarterly cash flow report
Period ended 30 September 2006

Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) for the quarter ended 30 September 2006.

Receipts of A$1.2 million for the quarter were payments by the U.S. National Institutes of Health (NIH) for Starpharma's VivaGel™ development contract.

Operating expenditure of A$3.3 million resulted in a net operating outflow of A$2.0 million and a cash balance of A$12.3 million at the end of the quarter. Timing differences between contract outflows and corresponding reimbursements can result in significant variances in cash burn between quarters, and since the end of September A$2.5 million has been received from the NIH for development activities completed in previous quarters.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a wholly owned U.S. based operating subsidiary – **Dendritic Nanotechnologies, Inc.** (DNT). DNT is committed to the innovation, development and commercialization of its proprietary Priostar™ dendrimer technology to create new commercial products with business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's chief scientific officer, Donald A. Tomalia, Ph.D., is the inventor of dendrimers. DNT has a broad and comprehensive IP portfolio that comprises approximately 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies - and has existing licensing agreements with established revenue streams for dendrimer technology. See www.dnanotech.com.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

dlw 11/7

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 September 2006

Consolidated statement of cash flows

			Current Quarter $A'000	Year to Date $A'000
	Cash flows related to operating activities			
1.1	Receipts from customers		1,228	1,228
1.2	Payments for	(a) staff costs	(1,194)	(1,194)
		(b) advertising and marketing	(31)	(31)
		(c) research and development	(2,063)	(2,063)
		(d) leased assets	(22)	(22)
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		187	187
1.5	Interest and other costs of finance paid		(3)	(3)
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(1,898)	(1,898)
	Cash flows related to investing activities			
1.9	Payment for acquisition of:			
	(a) businesses (item 5)		-	-
	(b) equity investments		-	-
	(c) intellectual property		-	-
	(d) physical non-current assets		(75)	(75)
	(e) other non-current assets		-	-
1.10	Proceeds from disposal of:		-	-
	(a) businesses (item 5)		-	-
	(b) equity investments		-	-
	(c) intellectual property		-	-
	(d) physical non-current assets		-	-
	(e) other non-current assets		-	-
			-	
1.11	Loans to other entities		-	-
1.12	Loans repaid by other entities		-	-
1.13	Other		-	-
	Net investing cash flows		(75)	(75)
1.14	**Total operating and investing cash flows**		(1,973)	(1,973)
	Cash flows related to financing activities			
1.15	Proceeds from issues of shares		-	-
1.16	Proceeds from sale of forfeited shares		-	-
1.17	Proceeds from borrowings		-	-
1.18	Repayment of borrowings		-	-
1.19	Dividends paid		-	-
1.20	Other: - Share Issue Costs		-	-
	Net financing cash flows		-	-
	Net increase (decrease) in cash held		(1,973)	(1,973)
1.21	Cash at beginning of quarter/year to date		14,284	14,284
1.22	Exchange rate adjustments			
1.23	**Cash at end of quarter**		12,311	12,311

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(314)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Entitlements paid to John Raff on retirement as Chief Executive Officer.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

A $481,878 lease facility with National Australia Bank for the lease of laboratory equipment, which is guaranted by term deposit.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Lease facility for laboratory equipment	482	482
3.2	Credit standby arrangements - Credit card facility	140	25

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,966	1,500
4.2	Deposits at call	10,345	12,784
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	12,311	14,284

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

31 October 2006

B P Rogers
Company Secretary